UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Belong Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

08069M102
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 08069M102


1
NAMES OF REPORTING PERSONS

Atalaya Special Purpose Investment Fund II LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [ ]


3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

84,541

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

84,541

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,541

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.84%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN



CUSIP No. 08069M102

1
NAMES OF REPORTING PERSONS

ACM ASOF VII (Cayman) Holdco LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [ ]


3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

116,655

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

116,655

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,655

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.54%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN



CUSIP No. 08069M102

1
NAMES OF REPORTING PERSONS

ACM Alameda Special Purpose Investment Fund II LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:
5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

148,804

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

148,804

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

148,804

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.24%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN



CUSIP No. 08069M102

1
NAMES OF REPORTING PERSONS

Atalaya Capital Management LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

350,000

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

350,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.61%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN


CUSIP No. 08069M102

1
NAMES OF REPORTING PERSONS

Corbin ERISA Opportunity Fund, Ltd.

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [ ]


3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:
5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

0

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO


CUSIP No. 08069M102

1
NAMES OF REPORTING PERSONS

Corbin Opportunity Fund, L.P.

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [ ]


3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

0

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN



CUSIP No. 08069M102

1
NAMES OF REPORTING PERSONS

Corbin Capital Partners GP, LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [ ]


3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

0

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO



CUSIP No. 08069M102

1
NAMES OF REPORTING PERSONS

Corbin Capital Partners Group, LLC

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

0

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO



CUSIP No. 08069M102

1
NAMES OF REPORTING PERSONS

Corbin Capital Partners, L.P.

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]
(b)  [ ]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5
SOLE VOTING POWER

0

6
SHARED VOTING POWER

0

7
SOLE DISPOSITIVE POWER

0

8
SHARED DISPOSITIVE POWER

0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN


Explanatory Note

Item 1.(a) Name of Issuer
Belong Acquisition Corp.

Item 1.(b) Address of Issuer's Principal Executive Offices
Ledgewood, PC, Two Commerce Square, 2001 Market Street, Suite 3400, Philadelphia, PA 19103

Item 2.(a) Name of Person Filing
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):
(i)Atalaya Special Purpose Investment Fund II LP ("ASPIF II");
(ii)ACM ASOF VII (Cayman) Holdco LP ("ASOF")
(iii)ACM Alameda Special Purpose Investment Fund II LP ("Alameda");
(iv)Atalaya Capital Management LP ("ACM");
(v)Corbin ERISA Opportunity Fund, Ltd. ("CEOF");
(vi)Corbin Opportunity Fund, L.P. ("COF");
(vii)Corbin Capital Partners GP, LLC ("Corbin GP");
(viii)Corbin Capital Partners Group, LLC ("CCPG"); and
(ix)Corbin Capital Partners, L.P. ("CCP").

Item 2.(b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of ASPIF II, ASOF, Alameda and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, COF, Corbin GP, CCPG and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2.(c) Citizenship
Each of ASPIF II, ACM, CCP and COF is a Delaware limited partnership. Each of ASOF and Alameda is a Cayman Islands exempted limited partnership. CEOF is a Cayman Islands exempted company. Each of Corbin GP and CCPG is a Delaware limited liability company.
Item 2.(d) Title of Class of Securities

Class A common stock, par value $0.0001 per share (the "Shares").

Item 2.(e) CUSIP Number
08069M102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 350,000 Shares, which amount includes (i) the 84,541 Shares beneficially owned by ASPIF II, (ii) the 116,655 Shares beneficially owned by ASOF, and (iii) the 148,804 Shares underlying Units beneficially owned by Alameda.
Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 7.61% of Shares outstanding, which amount includes (i) the 1.84% of Shares outstanding beneficially owned by ASPIF II, (ii) 2.54% of Shares outstanding beneficially owned by ASOF, and (iii) 3.24% of Shares outstanding beneficially owned by Alameda. These percentages are based on 4,596,842? shares of Class A common stock outstanding, as set forth in the Issuer's Form 8-K/A filed on January 5, 2023.

Item 4(c). Number of shares as to which such person has:

ASPIF II:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 84,541
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 84,541

ASOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 116,655
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 116,655

Alameda:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 148,804
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 148,804

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 350,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 350,000

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

COF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Corbin GP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CCPG:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CCP:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

The Shares are directly held by ASPIF II, ASOF, and Alameda (the Direct Holders). As ASPIF II, ASOF and Alameda's investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF and Alameda. As CEOF and COF's investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF and COF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired

the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group

As of December 31, 2022, CEOF, COF, Corbin GP and CCP had ceased to beneficially own any Shares, and accordingly, ceased to be a member of a group with the other Reporting Persons with respect to the Issuer's Shares.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Atalaya Special Purpose Investment Fund
II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM ASOF VII (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment
Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.

By: Corbin Capital Partners, L.P., its Investment Manager
By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners, L.P.

By:/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel